EXHIBIT 4.4

CONTRACT FOR RENDERING SERVICES

BETWEEN

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

AND

BBVA SERVICIOS CORPORATIVOS LIMITADA

In Santiago de Chile, on December 31, 2009

APPEAR:
I.       On one hand, ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. (from hereon, “PROVIDA”), a company constituted in compliance with the laws of the Republic of Chile, domiciled at Av. Pedro de Valdivia 100, 16th floor, Commune of Providencia, Santiago, Chile, Chilean Tax ID No. 98.000.400-7.

PROVIDA is represented by Ms. Maria Paz Yáñez Macías, Chilean, married, commercial engineer, Chilean ID No. 10.199.799-5 and Mr. Rodrigo Peña Socías, Chilean, single, attorney-at-law, Chilean ID No.8.862.295-2, both domiciled for the purpose hereunder, at the aforementioned address.

II.       On the other hand, BBVA SERVICIOS Corporativos Limitada from hereon “BBVA SERVICIOS”) a company constituted in compliance with the laws of the Republic of Chile, domiciled at Av. Pedro de Valdivia 100, 10th floor, Commune of Providencia, Santiago, Chile, Chilean Tax ID No.76.545.87-6.

BBVA SERVICIOS is represented by Mr. Eduardo Meynet Biancardi, Chilean, married, commercial engineer, Chilean ID No. 10.437.434-4, domiciled for the purpose hereunder, at the aforementioned address.
The appearing parties declare, in the capacity in which they act, that the powers they exercise have not been revoked, suspended or limited and neither has the legal acting capacity of their representatives whereby, recognizing their sufficient capacity to celebrate this act, and

WHEREAS:

I.       That, for commercial reasons, and in order to achieve synergies among their business units, the BBVA Group in Chile intends to restructure the support services it currently renders to different companies of the Group in Chile, by outsourcing specific support services of its companies to a company, also part of the Group, exclusively dedicated to this.

II.       That, as indicated in the preceding whereas, PROVIDA has made a complete analysis of the support services that may be subcontracted by third parties and allow it to obtain synergies and cost reductions, specifying that it is interested in outsourcing the following support services: (a) legal counselling; (b) human resource counselling and administration; (c) internal control and operational risk counselling; (d) counselling in the following areas: (i) evaluating the efficiency of the internal control of financial information; (ii) financial planning; (iii) tax issues and complying the regulation in force; (iv) implementation and control of payments to suppliers; and (v) counselling in the preparation, control and follow-up of the budget; (e) counselling in audit issues; (f) counselling related to issues on: (i) asset laundering and funding terrorist activities; (ii) implementation and compliance of the different codes, manuals and internal rules of conduct of PROVIDA directors and employees; (g) counselling in the purchase of technological consumables, goods and services, and the construction and maintenance of the goods; counselling in the strategic planning of information technology (IT), technological infrastructure and systems support, information technology and communication help desk (ITC), software engineering process and on-line operational process support, counselling on the definition, implantation and fulfilment  of policies related  to information security, business continuity and antifraud management plans; (h) counselling in economic, monetary, financial and currency exchange studies, both in the local and international markets; (i) counselling in business management  quality, structures, and processes and models; (j) counselling in publicity and marketing management; and (k) counselling in the communicational management of internal and external mass media; counselling in the design and implementation of the Corporate Social Responsibility program.

That, in order to evaluate the feasibility of outsourcing the aforementioned support services, legal reports and market condition studies were requested, which conclude on one hand that there is no impediment whatsoever to implement the project under study, in the sense that: a) the new employing company may continue operating in the current facilities, but in that case a rental or commercial contract would be implemented that would serve as the document to continue operating in said facilities and for rendering the services it would provide; b) the workers that currently render services that will be outsourced, will continue  working for the new company, without interruption, maintaining the same labor rights and obligations; and c) the new company will have its own managerial structure. On the other hand, they conclude that, under Circular 1539 of the Superintendence of Pensions (“SP”), each and every one of the services that are intended to be outsourced: a) are capable of being outsourced; b) pertain to activities that support operations characteristic of the pension business; c) are not critical activities; and d) none of the aforesaid activities in particular, nor the contract for outsourcing services, require the previous authorization of the SP.

III.       That, the Outsourcing Committee analyzed the project to outsource the services and made an evaluation that takes into account all agents involved with regard to the risks that this decision involves PROVIDA, as well as the amount of risk implicated in view of the sums paid to BBVA SERVICIOS, the volume of transactions that will be processed, the critical nature of the contracted service, the concentration of services with the same provider, the concentration of the financial sector in one single provider, among other things. This evaluation took into account the opinion of the area responsible for operational risk management in PROVIDA.

IV.       That, the Outsourcing Committee concluded that the provider is not critical and that, given the nature of the services, a specific request to the SP is not required whereby the project to outsource the services was authorized.

V.       That, the outsourcing project includes: a) the sale to the service company of the physical assets necessary to render the services and to date are being used by the employees, to be transferred to the said company; b) the assignment of contracts with the providers, necessary in the current rendering of services, under the same conditions convened in the contracts; c) signing the rental contracts and/or the assignment of rental contracts currently in force through which PROVIDA rents from the service company the physical space necessary for the service company to render its services; d) as the result of the aforementioned legal actions, the ipso jure transfer (by operation of law) of PROVIDA workers that currently render said services to BBVA SERVICIOS, under the provisions of article 4° of the Labor Code, that is to say, with work continuity.

VI.       That BBVA SERVICIOS Corporativos Limitada is a company that belongs 100% to the BBVA Group in Chile and whose exclusive objective is to “render all types of services and counselling to the companies belonging to the BBVA Holding, in Chile and abroad, on matters related to the management, administration and other areas to support their respective businesses.”

VII.                  That, the PROVIDA Board of Directors, in a meeting held on December 16, 2009, upon recommendation of the Committee of Directors, approved the operation.

The parties have agreed to enter the following Contract to outsource services:

A. OBJECTIVE OF THE CONTRACT:

FIRST: With the document hereby, effective and in force as of January 1, 2010, PROVIDA outsources the following services to BBVA SERVICIOS Corporativos Limitada: (a) legal counselling; (b) human resource counselling and administration; (c) internal control and operational risk counselling; (d) counselling in the following areas: (i) evaluating the efficiency of the internal control of financial information; (ii) financial planning; (iii) tax issues and complying the regulation in force; (iv) implementation and control of payments to suppliers; and (v) counselling in the preparation, control and follow-up of the budget; (e) counselling in audit issues; (f) counselling related to issues on: (i) asset laundering and funding terrorist activities; (ii) implementation and compliance of the different codes, manuals and internal rules of conduct of PROVIDA directors and employees; (g) counselling in the purchase of technological consumables, goods and services, and the construction and maintenance of the goods; counselling in the strategic planning of information technology (IT), technological infrastructure and systems support, information technology and communication help desk (ITC), software engineering process and on-line operational process support, counselling on the definition, implantation and fulfilment  of policies related  to information security, business continuity and antifraud management plans; (h) counselling in economic, monetary, financial and currency exchange studies, both in the local and international markets; (i) counselling in business management  quality, structures, and processes and models; (j) counselling in publicity and marketing management; and (k) counselling in the communicational management of internal and external mass media; counselling in the design and implementation of the Corporate Social Responsibility program.

SECOND: The contract to outsource the services referred to in the preceding first clause, comprehends: (i) the sale to BBVA SERVICIOS of the physical assets necessary to render the services; (ii) the assignment to BBVA SERVICIOS of the contracts with Providers to be identified later on; (iii) the assignment to BBVA SERVICIOS of specific rental contracts; (iv) the rental of real estate and real estate space necessary to function; (v) the ipso jure assignment (by operation of law) to BBVA SERVICIOS of the work contracts of PROVIDA workers that currently render the services to be outsourced, transferring these to BBVA SERVICIOS, by virtue of the law and (vi) rendering, on behalf of BBVA SERVICIOS, the services to be outsourced and that are outlined further ahead.

B. SALE TO BBVA SERVICIOS OF THE PHYSICAL ASSETS NECESSARY TO RENDER THE SERVICES:

THIRD: Hereby, AFP PROVIDA, sells, cedes and transfers to BBVA SERVICIOS, who purchases, accepts and receives in this act, through its appearing representative, the physical assets necessary to render the services and which are, to date, being used by the workers which are transferred to said company, and identified in ANNEX I, which is signed by the parties and understood to form an integral part of the contract hereunder.

FOURTH: The sale price of total assets referred to in preceding third clause amounts to Ch$32,857,000 (thirty-two million, eight hundred fifty-seven thousand pesos), plus taxes, as set forth in article 8 letter m) of Decree Law 825 on Sales and Service Tax.

FIFTH: Payment of the price will be made within the first 15 days of January 2010.

SIXTH: The movable property identified in ANNEX I referred to in the preceding third clause are sold in species or lump sum, in the state they are currently in, with all their use, warrantees, customs, rights and easements; free from encumbrances and attachments, prohibitions and ligations, of which the buyer declares to be fully aware.

SEVENTH: The material delivery of the movable property subject matter of this contract is carried out in this act, the buyer declaring to receive them to his entire satisfaction.

EIGHTH: The parties waive any actions for revocation that may emanate from the contract hereunder and declare that any promise made between them has been fulfilled with regard to the property being the object of this contract, the obligations of which are settled in the most ample, complete and irrevocable form.

C. ASSIGNMENT OF CONTRACTS WITH PROVIDERS:

NINTH: Hereby, PROVIDA cedes and transfers to BBVA SERVICIOS, who accepts and receives, fully or partially, through its appearing representative, the contracts with the providers identified in ANNEX II, to be signed by the appearing parties and understood to form an integral part of the contract hereunder. The aforementioned Annex will state whether the contract is transferred in full or, in its absence, identify the part that is transferred.

TENTH: The contracts referred to in the preceding ninth clause will be assigned under the same terms and conditions currently in force in the contracts entered into by PROVIDA with the aforementioned providers and will be free of additional charges for BBVA SERVICIOS insofar as PROVIDA stops receiving, on the one hand, the part of the services to be rendered to BBVA SERVICIOS and, on the other hand, stops paying the providers the part of the price for the services that will be rendered to BBVA SERVICIOS.

ELEVENTH: PROVIDA is under the obligation to obtain from the providers identified in ANNEX II, the acceptance of the total or partial assignment, as appropriate, of the respective contracts.

D. ASSIGNMENT OF RENTAL CONTRACTS:

TWELFTH: Hereby, PROVIDA cedes and transfers to BBVA SERVICIOS, who accepts and receives, either totally or partially, as pertinent, through its appearing representatives, the contracts to rent the real estate that is currently in use by the workers to be transferred to BBVA SERVICIOS as a result of the Contract hereunder, in which it appears as the lessee and are identified in ANNEX III, which is signed by the parties and understood to form an integral part of the contract hereunder.

THIRTEENTH: The contracts referred to in the preceding twelfth clause will be assigned under the same terms and conditions currently in force in the contracts entered by PROVIDA with said lessees and will be free of additional charges for BBVA SERVICIOS insofar as PROVIDA stops occupying, on the one hand, the real estate hat is currently used by the workers which, as a result of the contract hereunder are transferred to BBVA SERVICIOS and, on the other hand, stops paying the aforementioned lessees the part of the price for the rent of the real estate that will be used by the workers transferred to BBVA SERVICIOS.

FOURTEENTH: PROVIDA is under the obligation to obtain from the lessees identified in ANNEX III, the acceptance of the total or partial assignment, as appropriate, of the respective contracts.

E. RENTAL OF REAL ESTATE AND/OR SPACE IN REAL ESTATE:

FIFTEENTH: Hereby, PROVIDA rents from BBVA SERVICIOS the real estate and/or space in real estate identified in ANNEX IV, signed by the parties and understood to form an integral part of the contract hereunder.

SIXTEENTH: The rental period shall have an indefinite duration, ending on the date in which the services rendered by BBVA SERVICIOS, and that are the subject-matter of this Contract, is finished. Nevertheless, either one of the parties may terminate the Contract ahead of time, either totally or partially, at any time or for no reason, in writing to the other party with at least 6 months ahead of the date in which he wishes to end the Contract.

SEVENTEENTH:  BBVA SERVICIOS will assign the real estate, subject-matter of this Contract, to operations characteristic of its business.

EIGHTEENTH: The amount of the rent will be established in ANNEX IV for each one of the real estates and real estate spaces identified in the aforesaid Annex.

NINETEENTH: The improvements made to the rented properties by BBVA SERVICIOS will remain for the exclusive benefit of PROVIDA which is not obliged to compensate the lessee in any way at the time the real estate is returned. However, the improvements that can be removed without detriment, or those that constitute repairs or renovations made for strictly operational reasons such as safety boxes, alarm systems, ads, signs or any other, must be removed by BBVA SERVICIOS, at its entire expense and cost as required, and proceed to repair the place where they were installed so that the real estate can be subsequently used.

TWENTIETH: BBVA SERVICIOS will be under the obligation to maintain the rented properties in good condition, making local reparations in due time at no charge for PROVIDA.

TWENTY-FIRST: The material delivery of the rented properties is carried out in this act to the entire satisfaction of BBVA SERVICIOS, hereby stating that they are free of any kind of installation or furniture.

TWENTY-SECOND: BBVA SERVICIOS is expressly authorized, without needing to meet any other requirement, except for those required by the administrative regulation or those derived from joint ownership systems if pertinent, to carry out in the real estate, both inside and outside, during the contractual period in force or during its extensions, as many works that include, but are not limited to, refurbishing, modernizing, ornamenting or publicity it deems fit or necessary to develop the activity for which the aforesaid properties are intended. In the execution of the works, BBVA SERVICIOS may not jeopardize the security of the properties nor weaken the resistance of the materials used in its construction and must carry them out in such a way that the security and resistance is safeguarded, under its exclusive responsibility. All works carried out pursuant to this authorization will be at the expense of BBVA SERVICIOS, whereby it is authorized, as of now, to modify or substitute the works for other newer ones. All in all, BBVA SERVICIOS is under the obligation to return the properties in the same structural state as in which they were received, and cover holes and replace partition walls it may have removed pursuant to this authorization. The execution of the works described in the present clause does not give the right to increase the rent.

TWENTY-THIRD: Hereby, PROVIDA grants a special power to BBVA SERVICIOS in order to, through any one of its representatives, carry out before the competent agencies all necessary arrangements and procedures related to the modifications or increases in capacity of the interior installations of the rented properties, whether they be for potable water, sewage water, wastewater and rain water, electricity, gas or others, obtaining the final acceptances from the entities granting them. The representative is also authorized to carry out the necessary procedures to obtain building permits, sign preliminary project plans, project plans, as well as to obtain the corresponding final or partial acceptance, obtain electric junction lines and refunds for contributions in the name of PROVIDA, request final acceptances before the corresponding Water Company, carry out procedures before the Serviu, carry out necessary procedures and obtain signatures of documents to be able to implement remodelling work, whether minor work, repairs, exterior work and closures of the rented property. In general, the representative is granted as many authorizations as are needed to carry out all procedures and sign all the necessary documentation, required by the competent agencies to remodel properties that are rented in this document. PROVIDA releases BBVA SERVICIOS of all responsibility for the non-execution of all or some of the arrangements stated in this paragraph. It is expressly stated that this power is granted without PROVIDA assuming the cost of any of the aforementioned works, permits and fees since all of them will be at the expense of BBVA SERVICIOS and must be carried out within the limits and conditions determined in the Contract hereunder.

TWENTY-FOURTH: All expenses originating from public utilities such as gas, water, telephone, electricity, as well as community fees will be at the expense of BBVA SERVICIOS, except for property taxes.

TWENTY-FIFTH: BBVA SERVICIOS will pay for the expenses that may originate from the provisions or warrants that the authority may impart at any time with regard to the use of the properties, whether they are requirements related to sanitary, hygienic, environmental, municipal or regulatory conditions. Furthermore, it will be responsible for municipal or tax duties and permits that must be paid as a result of the activity carried out in the properties.

TWENTY-SIXTH: BBVA SERVICIOS is under the obligation to return the rented properties at the end of the rental period in the same condition in which they were received, taking into account the deterioration caused by their legitimate use which BBVA SERVICIOS must repair at its expense in order to return the properties in the same structural conditions, in other words, without the modifications it may have made, unless PROVIDA accepts, in writing, to receive the properties with such modifications. The restoration must be made by completely vacating the rented properties, making them available to the representative of PROVIDA and delivering the keys. At the time the properties are restored, BBVA SERVICIOS must show the receipts that accredit payment, until the last day it occupied the properties, community fees, electricity, gas, water, garbage collection and others it is incumbent to pay and that are not included in the community fees.

F. TRANSFER OF WORKERS CURRENTLY RENDERING SERVICES TO BE OUTSOURCED TO BBVA SERVICIOS:

TWENTY-SEVENTH: As of the effective date of the contract hereunder, resulting from the restructuring of support services, under the terms and conditions set forth in the preceding first and second whereas and the first to twenty-sixth clauses, specifically as a consequence of the juridical acts entered into hereunder (sale of assets and transfer of contracts) and, by virtue of the law, PROVIDA transfers to BBVA SERVICIOS, who accepts and receives, through its appearing representative, the work contracts of the employees that are currently rendering the aforesaid services in PROVIDA and who are identified in ANNEX V, which is signed by the parties and understood to form an integral part of the contract hereunder. According to the aforesaid, the aforementioned employees are understood to be transferred to BBVA SERVICIOS ipso jure. The parties state that PROVIDA will deliver a magnetic file to BBVA SERVICIOS which will contain  information of each transferred employee, specifically with regard to gross income, all benefits, seniority, pending vacation, pension and social security institutions to which he/she is affiliated, number of dependants. This information is confidential and will not be released to third parties, for which the provisions of the following forty-ninth and fiftieth clauses will apply.

TWENTY-EIGHTH: The transfer of employees referred to in the preceding twenty-seventh clause has operated according to the rules of paragraph 2°, article 4° of the Labor Code, in other words, with work continuity, whereby their transfer to BBVA SERVICIOS is carried out, as described in the preceding twenty-seventh clause, by virtue of the law, without requiring the will of the transferred workers. Therefore, the parties are not required to sign a new work contract nor to modify the already existing ones, as set forth by the Labor Directorate in reports N° 3501 of June 13, 1984; N°2372 of October 26, 1982; N°2661/161 of May 31, 1996; N°5693 of October 16, 1996 and Notice 4432/0207 of November 28, 2001.

TWENTY-NINTH: That, according to the preceding twenty-eighth clause, it is inadmissible to sign new work contracts, grant labor releases and severance payments for termination of contract.

THIRTIETH: BBVA SERVICIOS will take charge of all the rights and obligations that are set forth in the transferred work contracts and will keep the benefits of the employees which they currently receive, stipulated in the individual contracts and collective work instruments, all of which are applicable under the provision set forth in paragraph 2°, article 4° of the Labor Code.

G. RENDERING SERVICES:

THIRTY-FIRST: Hereby, BBVA SERVICIOS is under the obligation to render to PROVIDA the following general and administrative support services: (a) ) legal counselling; (b) human resource counselling and administration; (c) internal control and operational risk counselling; (d) counselling in the following areas: (i) evaluating the efficiency of the internal control of financial information; (ii) financial planning; (iii) tax issues and complying the regulation in force; (iv) implementation and control of payments to suppliers; and (v) counselling in the preparation, control and follow-up of the budget; (e) counselling in audit issues; (f) counselling related to issues on: (i) asset laundering and funding terrorist activities; (ii) implementation and compliance of the different codes, manuals and internal rules of conduct of PROVIDA directors and employees; (g) counselling in the purchase of technological consumables, goods and services, and the construction and maintenance of the goods; counselling in the strategic planning of information technology (IT), technological infrastructure and systems support, information technology and communication help desk (ITC), software engineering process and on-line operational process support, counselling on the definition, implantation and fulfilment  of policies related  to information security, business continuity and antifraud management plans; (h) counselling in economic, monetary, financial and currency exchange studies, both in the local and international markets; (i) counselling in business management  quality, structures, and processes and models; (j) counselling in publicity and marketing management; and (k) counselling in the communicational management of internal and external mass media; counselling in the design and implementation of the Corporate Social Responsibility program. The details and scope of the services under reference are established in ANNEX VI, which is signed by the parties and understood to form an integral part of the contract hereunder.

Subcontracting these services does not imply, in any way whatsoever, the outsourcing of the proprietary functions of PROVIDA. PROVIDA policies, with regard to the services being subcontracted, as well as the planning, evaluation, issuing reports, follow-ups of recommendations and participation in pertinent Committees related to the aforesaid services, will be the responsibility of the people of PROVIDA in charge of the functions in which the services are subcontracted. These are the people that must ensure that the service rendered by the related company to them is timely and of similar or better quality and level that the current one, which allows them to fully comply with the obligations stipulated by law and administrative standards for each one of the respective functions. Therefore, the persons of PROVIDA responsible for the respective functions must report to their superior officers in the PROVIDA administration on the proper functioning of their respective areas under their responsibility, and externally to the SP and other regulators (for example, the Financial Analysis Unit) and serve as specialized spokespersons in representation of PROVIDA.

THIRTY-SECOND: Performing the activities of BBVA SERVICIOS, in order to fulfill and carry out the purpose of this contract and the obligations it entails, shall be developed in BBVA SERVICIOS facilities, whether they are owned, rented or sublet.

THIRTY-THIRD: The services indicated in the preceding thirty-first clause shall be rendered by BBVA SERVICIOS with appropriate technical and material means and with its permanent staff, transferred according to the provisions of the contract hereunder, as well as with other hired personnel in accordance with the prevailing labor law or with subcontracted third parties as appropriate, who will have no labor relationship of any kind with PROVIDA.

BBVA SERVICIOS will answer to PROVIDA for the rendering of services performed by the third parties it subcontracts, under the same terms and conditions as if the work had been performed for BBVA SERVICIOS.

THIRTY-FOURTH: BBVA SERVICIOS is under the obligation to:

(i)       Fulfill each and every one of the obligations taken on in the Contract hereunder or in any one of its Annexes.

(ii)       Render the services that are the subject-matter of the Contract hereunder, according to the focus and scope established herein, including complementary documentation developed in agreement between the parties.

(iii)       Ensure that personnel dedicated to rendering the services:

a)       Comply with regulation on entry control, security and other similar in place in the place where the work is carried out.

b)       Adopt the necessary and appropriate measures to prevent damage and accidents to people and things.

c)       Comply with the duty of confidentiality and non-release of any type of documentation and information to which they have access to pursuant to the services they render to fulfill the contracted service, in compliance with the provisions established in the following forty-ninth and fiftieth clauses.

(iv)       Name a representative to be in contact with BBVA CHILE, mainly with the person it appoints. This representative will supervise that the service to be rendered is correctly fulfilled and compliant.

THIRTY-FIFTH: PROVIDA is under the obligation to:

(i)       Allow BBVA SERVICIOS personnel, and those subcontracted by it in case of necessity to render the services subject-matter of this Contract, restricted access to its own facilities where their activity takes place. Personnel must be previously authorized by PROVIDA, according to its internal regulation. This access, in any case, is subject to security restrictions and limitations which, to this end, PROVIDA has established.

(ii)       Allow BBVA SERVICIOS personnel, and those subcontracted by it, to access PROVIDA networks, servers and databases as required, so as to properly render the contracted services.

(iii)       Meet the price that the parties have agreed on in the Contract hereunder, and all the modifications that may occur by written agreement.

(iv)       Provide BBVA SERVICIOS with all the information and documentation it deems necessary in order to meet its obligations pursuant to this Contract as well as the information and documentation that BBVA SERVICIOS may reasonably require to this end. In addition, PROVIDA will ensure that the aforementioned information and documentation is relevant, complete and accurate.

(v)       Commit to collaborating with BBVA SERVICIOS so that they may render the services that are the subject-matter of the Contract hereunder, including but not limited to matters such as providing the approvals that BBVA SERVICIOS may require in due time, review reports and provide input with regard to the same as required, as well as provide any help that may be required to facilitate and ensure that no measure is taken that could interfere with rendering the services.

(vi)       Comply with the obligations taken on in the Contract hereunder, or in any of its Annexes. BBVA SERVICIOS will not be responsible for the delays, inadequate fulfilment or failure to fulfill the services it is obligated to render, as stipulated in this Contract, when this is the result of PROVIDA’s failure to fulfill the aforesaid obligations.

THIRTY-SIXTH: The services, subject-matter of the Contract hereunder, shall be rendered by personnel that have been directly hired by BBVA SERVICIOS, with exception of the provisions established in the following forty-ninth clause, who will be under its authority or direction. Hence, there will be no existence of any kind of relationship of authority or direction and/or work connection between BBVA SERVICIOS and PROVIDA, or between PROVIDA and personnel that BBVA SERVICIOS has available to render the services that are subject-matter of this Contract. In view of the aforesaid and furthermore, the personnel that is required to implement the service which BBVA SERVICIOS promises to render to PROVIDA, and the counselling, implementation of systems, technical support, testing, etc., will relate to and receive instructions exclusively from BBVA SERVICIOS.

The parties hereby state that it is a binding condition of this contract that BBVA SERVICIOS promptly fulfills each and every one of the obligations imposed on it by the labor law and corresponding work contracts with respect to the workers it assigns to render the services requested by PROVIDA, and shall be directly and exclusively responsible of all the consequences, of any nature, that stem from the failure to fulfill the aforesaid obligations.

Subsequently, the parties expressly accept that PROVIDA does not enter into any agreement or take on any responsibility, of labor or of any other type, regarding the workers hired by BBVA SERVICIOS, and the latter is under the obligation to fully comply with the prevailing pension and labor laws, in all work contracts it enters into with its personnel, for which BBVA SERVICIOS will be directly and exclusively responsible and will not be entitled to the reimbursement, fines, monetary sanction or severance payment of any kind applied to BBVA SERVICIOS or to anyone else that is obligated to pay, due to omission or non-fulfilment of the aforementioned obligations.

BBVA SERVICIOS shall be directly responsible for any dispute that may arise between it and the workers it employs to fulfill the Contract hereunder.

BBVA SERVICIOS must, therefore, keep up to date all payments for remunerations, welfare and pension benefits and work accidents of all personnel, and the failure to do so by BBVA SERVICIOS will not imply any responsibility for PROVIDA.

PROVIDA may, at any time, confirm the fulfilment of the aforementioned obligations, obligating BBVA SERVICIOS, as of now, to facilitate all information that it is requested to this end.

In the event that PROVIDA were sued, jointly and severally, in a labor suit, or sentenced, fined and/or sanctioned due to a failure, by BBVA SERVICIOS, to comply with a labor and/or pension rule, BBVA SERVICIOS shall have to immediately pay or return to PROVIDA all the expenses that it may have incurred as a result of the aforesaid, as well as the amount of the respective fine plus the value of the costs that PROVIDA had to sustain.

Furthermore, BBVA SERVICIOS expressly authorizes PROVIDA, in case it were obligated to make any payment, in its capacity as jointly and severally responsible, and in compliance with the provisions established in the Labor Code, to retain and pay itself the corresponding amounts, deducting them from the invoices and any other credit balance or available funds in possession of PROVIDA, notwithstanding any legal actions that may be incumbent upon it.

Furthermore, personnel that render services pursuant to the Contract hereunder shall be subject to the labor legislation that regulates BBVA SERVICIOS activities in every aspect and specifically to the labor safety and health regulation that is applicable at all times. Likewise, BBVA SERVICIOS promises to comply with the specific labor legislation that applies for as long as the contract is in force.

THIRTY-SEVENTH: BBVA SERVICIOS must have employees that are qualified, with sufficient preparation, specialization and experience for the type of service required. The determination of the qualification for the service shall be left to the exclusive criteria of PROVIDA, and BBVA SERVICIOS shall have to adopt any corrective measures immediately, if required.

THIRTY-EIGHTH: The workers assigned to rendering the services that are the subject-matter of the Contract hereunder, must be trained and informed by BBVA SERVICIOS under the terms established by prevailing regulation in the prevention of labor risks, whereby it will be solely responsible for any eventual sanction that the labor authority may impose on this matter.

Likewise, BBVA SERVICIOS shall comply with its duty to inform on Labor Safety and Health matters, set forth in the legal regulation to this end.

THIRTY-NINTH: The annual price of the support services contracted is an amount equivalent to U.F. 260, 530 for 2010, which shall increase, annually and consecutively by 3.38%.

The services are not taxed with VAT (Value Added Tax) as they belong to services classified in article 20 N°5 of the Law on Income Tax, which shall be exclusively rendered to companies of the BBVA Group.

FORTIETH: The price may be reviewed upon request by either one of the parties if objective circumstances to increase or decrease the service occur, under terms such that make the economic equivalence uneven between the right sad n obligations of both parties pursuant to the Contract. The first review can only be made after 1 year from the date the Contract came into force.

FORTY-FIRST: The price shall be paid monthly by dividing the total amount of the services by 12, in Chilean pesos, equivalent to the value of the unidad de fomento published in the Official Gazette on the day of payment.

FORTY-SECOND: The Contract hereunder shall have a duration of 10 years, as of January 1, 2010, renewable under tacit agreement for 10-year consecutive periods, unless otherwise stated by one of the parties through a written notification to the other party, with at least 1 year in advance of the end of the original period or of the respective renewal, as appropriate.

FORTY-THIRD: Notwithstanding the provision of the preceding forty-second clause, either one of the parties may decide to end prematurely the Contract hereunder or not to renew it, once 3 years have passed since it came into force, through a written notification to the other party, with at least 1 year in advance of termination of the contract.

FORTY-FOURTH: In case of an early termination of the contract or its non-renewal at the end of the original period, the party that places an early end to the contract or decides not to renew it , must pay the other party, as compensation for the damages caused, an amount that, for each case, is stated in ANNEX VII, and is evaluated by the parties  for the aforesaid damages.

FORTY-FIFTH: BBVA SERVICIOS shall be answerable for ordinary negligence in the strict and prompt compliance of the obligations arising from the Contract hereunder, and must compensate PROVIDA for any loss or damage it may suffer for a negligent or malicious event or act, on behalf of any one of the persons assigned to render the services stipulated in the Contract hereunder, whether they be employees of BBVA SERVICIOS or third parties subcontracted by them.

Likewise, BBVA SERVICIOS is obligated to safeguard the conduct of its employees in the services, by instructing its personnel, in order to fulfill the Contract hereunder, on their obligation to respect the conditions of the instrument hereunder and the instructions that PROVIDA has established, whereby BBVA SERVICIOS is obligated to implement and take every appropriate action to prevent any damages and take full responsibility, notwithstanding the legal actions that may be incumbent upon PROVIDA.

The aforesaid responsibility shall subsist over time, even though the damage suffered by PROVIDA is detected after the date on which the respective employee of BBVA SERVICIOS has ceased to perform his duties, and even after the termination of the Contract hereunder.

On the other hand, BBVA SERVICIOS shall make every effort and collaborate in any way to clear up, judicially and extra-judicially, the events that have caused the damage, whether a misdemeanour or not.

BBVA SERVICIOS is obligated to respect the internal rules of order, hygiene and security established by PROVIDA, in consideration of the service that it is contracting.

FORTY-SIXTH: The parties must agree, no later than March 15, 2010, the levels of service and their response times, to be included in ANNEX VIII, signed by both parties and understood to form an integral part of the contract hereunder. The aforesaid service levels and response times shall be reviewed annually, during the first quarter of each year.

In order to control and examine the quality of the service provided by BBVA SERVICIOS in the first year the Contract is in force, the parties are under the obligation to hold bi-monthly meetings in order to evaluate the service provided, taking into account among other things, the exhaustive control of the service rendered, the maximum commitment of BBVA SERVICIOS in carrying out the contract and, in general, the full satisfaction of PROVIDA with regard to the correct compliance of the service and the requirements agreed on in the Contract hereunder. The aforementioned meetings shall be coordinated by the persons designated by PROVIDA as coordinator of the Contract hereunder. The parties shall agree on the schedule to hold the meetings in the second year.

FORTY-SEVENTH: Neither one of the parties shall incur in delays in fulfilling the obligations that arise from this Contract, or they will be considered responsible for the damages or any fault or delay in the fulfilment of their obligations, if resulting from unforeseen circumstances or force majeure.

The party affected by the occurrence of the unforeseen circumstance or force majeure must inform this event in writing to the other party and that the latter has affected or will affect its capacity to fulfill its obligations, including the description of the nature of the aforesaid event, its estimated duration, and any action that has been adopted to prevent or minimize its effects.  The parties must do everything in their power to minimize the effects of any event of unforeseen circumstances or force majeure, and to correct the effects affecting the other party.

FORTY-EIGHTH: BBVA SERVICIOS must render the service contracted hereunder itself. Nevertheless, in case it is required, it may subcontract those services it is not in condition to render, through a competent corporate body of its choosing. In this case, it must inform this in writing to PROVIDA, prior to starting the activities by the third party, and that it is understood that BBVA SERVICIOS is responsible before PROVIDA for all the obligations of the Contract hereunder and for the events and/or omissions of the aforesaid third parties whereby the subcontracted company must fulfill the conditions agreed on between PROVIDA and BBVA SERVICIOS.

Nevertheless, PROVIDA reserves the right to approve or reject the subcontractors that BBVA SERVICIOS employs to render the services that are subject-matter of the Contract hereunder.

In any case, the service providers that are subcontracted shall be subject to the same clauses that apply to BBVA SERVICIOS, especially with regard to confidentiality, security and integrity of the information.

FORTY-NINTH: BBVA SERVICIOS shall be responsible for ensuring that its representatives, partners and/or personnel do not reveal, remove or release written or oral information related to PROVIDA or its clients, and is under the obligation, as of now, to immediately change any personnel that transgress these obligations, without detriment to the right that PROVIDA has to immediately terminate the contract, without any further process or responsibility on its behalf, and to initiate any civil or criminal legal actions granted by law or the contract in order to obtain payment to compensate the damages caused, as well as penalties for the violations committed.

In case the Contract is terminated, for whatever reason, BBVA SERVICIOS is obligated to return to PROVIDA all the information it has received from the latter, or on its behalf, of which BBVA SERVICIOS is not entitled to keep any copy of the aforementioned Confidential Information, except for the sufficient and necessary documentation to backup the reports, recommendations, suggestions, proposals, information programs or applications, or any document or work it must deliver to PROVIDA in accordance with the objective and scope of the Contract hereunder, or whenever required by the legislation that applies, but only for the period of time that is strictly necessary to fulfill the aforementioned.

The obligation established in the clause hereunder shall remain in force even after termination of this Contract.

BBVA SERVICIOS can only release Confidential Information to its employees that need to know such information in order to render the services and, in this case, to request from these employees to comply with the clause hereunder of confidentiality and privacy, and not allow under any circumstance that such information be released, either directly or indirectly, to third parties.

FIFTIETH: The objective of the clause hereunder is to establish the obligations and responsibilities of the participating parties with respect to the information that contain personal data of PROVIDA clients, suppliers and/or employees (from hereon “Data”) to which BBVA SERVICIOS may have exclusive access in order to fulfill the services that are the subject-matter of the contract hereunder, or that it may have access to in the future. Both parties take charge of the responsibilities that are incumbent upon them, deriving from prevailing legislation on Data protection, especially with regard to the agreements set forth in the following paragraphs.

The submittal of Data, by PROVIDA to BBVA SERVICIOS and through any means, is not under a legal consideration for the release or transfer of Data, but can be simply accessed as a necessary element to carry out the services established in the Contract hereunder.

The Data is the exclusive property of PROVIDA, which also extends to the elaborations, evaluations, segmentations or similar processes that, to this regard, BBVA SERVICIOS carries out for the services it renders, the parties declaring that this Data is confidential to all intents and purposes, and therefore subject to the strictest professional secrecy, even once any contractual relation between the parties of the rendered services has finalized.

BBVA SERVICIOS, with regard to the Data, is under the specific obligation to:

1. Use or apply the Data exclusively for the purposes established and in accordance with the instructions imparted by PROVIDA.
2. Not release the Data, not even for safekeeping, to other persons, nor the aforementioned elaborations, evaluations or similar processes, nor to duplicate or reproduce in full or in part the information, results or relations of the Data.
3. Ensure that the Data is managed exclusively by the employees whose intervention is required for the purpose of the service.
4. Accept the controls that PROVIDA intends to carry out, within reason and without affecting the security of the systems or information of BBVA SERVICIOS, with regard to the compliance on behalf of BBVA SERVICIOS with what is established herein, and that PROVIDA may add to the submitted Data in the form of control records.
5. Once the objective of this Contract has finalized, to destroy the Data or, upon request of PROVIDA, return it to them, as well as all backups or documentation, without retaining any copy of it.

In addition to the aforementioned obligations, BBVA SERVICIOS is under the specific obligation to safeguard the Data, through legally required security measures, with technical and organizational methods that guarantee it, preventing its alteration, loss, or unauthorized treatment or access. To this end, BBVA SERVICIOS expressly declares that it has implemented effective security measures to safeguard the Data, whereby BBVA SERVICIOS is responsible for the loss and damage that may affect PROVIDA in case of noncompliance of the aforesaid measures.

FIFTY-FIRST: When the services rendered to PROVIDA require that BBVA SERVICIOS have access to equipment, networks and/or applications belonging to PROVIDA or to a person related to PROVIDA, BBVA SERVICIOS promises to respect the following conditions:
a. BBVA SERVICIOS shall use the equipment, networks and/or applications for the sole purpose of executing the services described in this Contract.

b. BBVA SERVICIOS agrees that its employees and third parties, for whom it is responsible, shall not violate or try to violate, any of the security systems of PROVIDA, nor obtain or try to obtain, access to any program or data not pertaining to them or those they have not been given access to. Moreover, BBVA SERVICIOS agrees that the aforesaid information must be considered as Confidential Information, as defined in this Contract.
c. BBVA SERVICIOS shall not intervene equipment nor basic software under any circumstance except that for what it was specifically contracted.
d. BBVA SERVICIOS declares that it is aware of and respects the prevailing Policies, Rules and Procedures for Information Security of PROVIDA.

FIFTY-SECOND: BBVA SERVICIOS shall submit the information owned by PROVIDA to the persons or entities indicated by the latter, and especially to its internal and external auditors and the SP. Likewise, BBVA SERVICIOS must at all times allow PROVIDA and/or any other company or entity it designates, for this purpose, to carry out any type of audit with regard to the services that are the subject-matter of the Contract hereunder, facilitating and collaborating in every way with PROVIDA and/or the entities designated to this effect. In case of the SP, BBVA SERVICIOS shall, at its expense, allow permanent access, either by visiting processing areas or via remote methods, to all data and information it processes, keeps and generates.

FIFTY-THIRD: BBVA SERVICIOS declares that it is aware of the regulation established by the Superintendence of Pensions in relation to the objective of the contract and that it is strictly applied, including its future modifications. By the same token, it expressly accepts the faculty of the Superintendence of Pensions to inspect under the terms established in N°16, article 94 of DL3.500, added by letter d) of N°64, article 91 of Law N°20.255 regarding the services it is contracted to render and promises to provide the necessary facilities to carry it out, either by forwarding supporting information and documentation that is required or else directly through the in-office inspection of documents, files or records that are incidental, and to respond, promptly and correctly, the requirements made directly by the Superintendence of Pensions or through PROVIDA.

In order to fulfill the aforementioned, PROVIDA is under the obligation to inform BBVA SERVICIOS the new instructions and modifications that are imparted on the subject with enough anticipation that allows implementing the changes required to this effect.

Likewise, BBVA SERVICIOS authorizes PROVIDA to inspect and audit the fulfilment of the procedures, the required standards and the safeguarding of the information.

FIFTY-FOURTH: BBVA SERVICIOS shall not discriminate in any way whatsoever the affiliates of PROVIDA with which the agreement is made, on the rendering of services that is the subject-matter of the Contract hereunder.

FIFTY-FIFTH: Although the services contracted are not critical or specific activities under the terms established in Circular 1539 of the SP, PROVIDA must, no later than March 2010, request a contingency plan from BBVA SERVICIOS for the services it deems are required, in order to ensure their continuity. BBVA SERVICIOS must, in this case, present within the month following notification of the requirement, a schedule to implement the aforementioned plan, for the approval from PROVIDA. In case PROVIDA corrects the contingency plan that is presented, BBVA SERVICIOS must rectify the observations within 60 days from the date of notification of the corrections, and must send the corrected Contingency Plan within the aforesaid period of time, for approval from PROVIDA.

H. GENERAL PROVISIONS:

FIFTY-SIXTH: Any doubt or difficulty that may arise between the parties regarding the interpretation, fulfillment, validity, termination or any other matter related to this Contract or to the documents that complement or modify it, and that the parties have not been able to resolve directly, must be resolved by an arbitrator appointed in common agreement between the parties. The parties in this act renounce to any appeal, complaint or any type of recourse against the judgement of the arbitrator, except for an appeal for complaint and an appeal for cassation, in form.

FIFTY-SEVENTH: The parties hereby state and agree on the following:
a. BBVA SERVICIOS declares that, according to its corporate purpose, it may only render services to companies of the BBVA Group.

b. This is not a Joint Venture: No part of this Contract shall be construed as to be believed a “Joint Venture”, company or relation of employment or of authority between the contracting parties or between them and any other, and none of the parties will be have the right, faculty or authorization to create an obligation or duty, either express or implicit, in representation of the other party.

c. Transfer: Neither one of the parties may transfer their rights nor obligations stated in the Contract hereunder without the previous written consent from the other party, without detriment to the subcontracting authorized in the Contract hereunder.

d. Compliance with the Law: All arrangements and activities developed by PROVIDA and BBVA SERVICIOS included in this Contract and in the related agreements entered into by the parties, must be executed and developed in compliance and strict subjection with the legal rules and regulations that govern the corporate purpose of PROVIDA in Chile so that neither party may request from the other to transgress the legal rules and regulations that govern the corporate purpose of PROVIDA in Chile nor claim ignorance of the aforesaid. If any legal or regulatory change is introduced that alters or adversely affects the expected result, both parties must make every effort to continue with this Contract in complete respect of the law. Otherwise, or in case there are legal impediments to comply with this Contract, it may be put to an early termination only under common agreement of all parties.

e. To introduce into the contract, if pertinent, any observations or corrections that the administrative authorities may counsel or institute.

f. Communications: Each and every one of the notifications or other communications or deliveries that must or may be made in compliance with the provisions of this Contract, are understood to apply to all pertinent purposes, once they have been remitted in writing, delivered by hand or sent by facsimile or e-mail, and always acknowledging receipt. The notifications and communications will be understood to have been made to either one of the parties of this Contract on the date on which they are delivered by hand, in case they are hand-delivered; or the same day if it were a business day or on the business day immediately after the date, if it were sent via facsimile or e-mail, in case they are sent by facsimile or e-mail.

g. Resignation: The fact that one party does not exercise any part of its rights under this Contract or delays in exercising any one of them will not constitute nor be considered to be a resignation or expiry of said rights. Resigning from a non-compliance of this Contract shall not be considered a resignation of future non-compliances. Any resignation must be made in writing and signed by the representative of each one of the parties.

h. Divisibility: If any clause, paragraph or part of this Contract is declared null and void, illegal or inapplicable for any reason, then all the other clauses, paragraphs or parts of this Contract that can remain effective without the null and void or illegal clause, paragraph or part will continue to be in force, provided that, however, the missing clause that is no longer in force (totally or partially) does not significantly affect or change the sense of this Contract.

i. The headings of the different clauses and/or paragraphs of the Contract hereunder have been incorporated only in order to facilitate the references contained herein, and do not form part of this Contract nor affect in any way its subsequent interpretation.

j. The Contract hereunder shall be governed by the laws of the Republic of Chile.

The legal capacity of Ms. María Paz Yáñez Macías and Mr. Rodrigo Peña Socías to represent the Administradora de Fondos de Pensiones Provida S.A., is set forth in the public deeds of January 28, 2008 and April 6, 2009, respectively, both granted in the office of Mr. Eduardo Avello Concha, Notary Public of Santiago. The legal capacities of which are not inserted as they are known by the contracting parties.

The legal capacity of Mr. Eduardo Meynet Biancardi to represent BBVA Servicios Corporativos Limitada is set forth in the public deed of December 11, 2009, granted in the office of Mr. Eduardo Avello Concha, Notary Public of Santiago. The legal capacity of which is not inserted as it is known by the contracting parties.

In witness of their agreement to the foregoing, the parties sign two copies of the Contract hereunder at the place and on the date first written above.

María Paz Yáñez Macías
pp. Administradora de Fondos de Pensiones Provida S.A.

Rodrigo Peña Socías
pp. Administradora de Fondos de Pensiones Provida S.A.

Eduardo Meynet Biancardi
pp. BBVA Servicios Corporativos Ltda.